SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of February 04 2005


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



The company has received the following announcement:

                                                        Fidelity Investments
                                                        Windmill Court
                                                        Millfield Lane
                                                        Lower Kingswood
                                                        Tadworth
                                                        Surrey KT20 6AG
                                                        Telephone: 01737 836735


Marconi Corporation Plc
34 Grosvenor Square
London W1K 2HD


ATTN: Helen Lewis

Fax: 020-7493 1974


3 February 2005



Dear Ms Lewis


Enclosed are amended notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interest of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes.
For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Amanda Phillips on 01737 837092 or by Fax on 01737 837450.


Yours faithfully,


Amanda Phillips
Regulatory Reporting Analyst



Amendment #28


NOTIFICATIONS UNDER SECTION 198 TO 202 - U.K. COMPANIES ACT


1.         Company in which shares are held:         Marconi Corporation Plc


2.         Notifiable Interest: Ordinary Shares


(a)        FMR Corp.
           82 Devonshire Square
           Boston, MA 02109


           Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings)


(b)        Fidelity International Limited (FIL)
           P.O. Box HM 670
           Hamilton HMCX, Bermuda


           Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)


3.         The notifiable interests also comprise the notifiable interest of:

                Mr. Edward C Johnson 3d
                82 Devonshire Street
                Boston, MA 02109


           A principal shareholder of FMR Corp. and Fidelity International
           Limited


4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.


5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate the FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.


6. The disclosable interests arise under section 208(4)(b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.


By Rani Jandu
Sen Manager, FIL - Investment Compliance

Duly authorised under Powers of Attorney dated August 25, 2004 by Eric D. Roiter by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.



Schedule A
                           Amendment #28

Security: Marconi Corporation Plc

                               Management
                 Shares Held    Company    Nominee/Registered Name

                     259,500      FIL      BANK OF NEW YORK EUROPE LDN Total
                     485,150      FIL      JP MORGAN, BOURNEMOUTH Total
                     137,020      FIL      BROWN BROS HARRIMN LTD LUX Total
                     128,000      FIL      JP MORGAN BOURNEMOUTH Total
                   8,102,498      FISL     JP MORGAN BOURNEMOUTH Total
                   1,721,400     FMRCO     BROWN BROTHERS HARRIMAN AND CO Total
                     235,825     FMRCO     MELLON BANK N.A. Total
                       5,874      FMTC     MELLON BANK N.A. Total
                      36,800      FPM      BANK OF NEW YORK BRUSSELS Total
                     158,233      FPM      HSBC BANK PLC Total
                     458,604      FPM      JP MORGAN BOURNEMOUTH Total
                     417,756      FPM      NORTHERN TRUST LONDON Total
                     222,722      FPM      STATE STR BK AND TR CO LNDN (S Total)
                  12,369,382               Grand Total Ordinary Shares


Current ownership percentage:           5.93%
Shares in issue:                        208,428,330
Change in holdings since last filing:   +2,671,894 ordinary shares



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 04 February 2005